

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2015

Via E-mail
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re: TiGenix**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted December 1, 2015**
> **CIK No. 0001581987**

Dear Mr. Fernandez de Araoz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your revised disclosure in response to our prior comments 3 and 4. Please revise your prospectus summary to remove reference to "statistical significance" when discussing your Phase III study of Cx601 as the proper context for that term may not be explained without reference to p-values and additional detailed information on clinical results.

Business, page 93

2. We note your revised disclosure in response to our prior comment 7. Please revise your disclosure to explain that a p-value less than 0.05 is a commonly used criterion for statistical significance.

<u>Partnerships, Licensing and Collaboration, page 15</u>

3. We note your revised disclosure in response to our prior comment 11. Please expand your disclosure regarding your agreement with Lonza to state that the agreement will continue until February 9, 2020 unless earlier terminated or extended by the parties.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
     Peter Castellon, Esq.
     Proskauer Rose LLP